UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date March 15, 2022	By	/s/ Tamir Poleg
Tamir Poleg
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated September 14, 2021 - The Real Brokerage Inc. Announces Restricted Share Unit Grant

99.2	Press Release dated October 27, 2021 - The Real Brokerage Inc. to Host Third Quarter 2021 Earnings Conference Call

99.3	Press Release dated January 7, 2022 - The Real Brokerage Inc. to Present at 24th Annual Needham Virtual Growth Conference

99.4	Press Release dated March 8, 2022 - The Real Brokerage Inc. to Host Fourth Quarter and Full Year 2021 Earnings Conference Call

99.5	Press Release dated March 10, 2022 - The Real Brokerage Inc. to Present at the 34th Annual Roth Conference

99.6	Press Release dated March 15, 2022 - The Real Brokerage Inc. Opens in Arkansas